UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒  Form 10-K  ☐  Form 20-F  ☐  Form 10-Q  ☐  Form N-SAR

☒  For Period Ended:                             October 31, 2005

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

☐  For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

Shuffle Master, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1106 Palms Airport Drive
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare and file its Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (the “Annual Report on Form 10-K”) because it is still in the process of assembling information necessary for the Registrant to complete its financial statements and management’s assessment of the effectiveness of the Registrant’s internal controls over financial reporting as of October 31, 2005.  The additional information has been necessitated because the Registrant has identified a transaction at its CARD subsidiary, which has been shipped and paid, but which may have been incorrectly recognized in the Registrant’s fourth fiscal quarter of 2005 as opposed to the Registrant’s first fiscal quarter of 2006.  As a result of identifying this individually non-material transaction the Registrant is performing analysis to assure that there are no other similar transactions related to revenue recognition issues. The Registrant will file its Annual Report on Form 10-K as promptly as practicable and expects that the Annual Report on Form 10-K will be filed no later than February 1, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard L. Baldwin	(702)	897-7150
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shuffle Master, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Richard L. Baldwin	Date	January 18, 2006
Richard L. Baldwin
Chief Financial Officer